Exhibit (a)(1)(E)

[Letterhead of CytoDyn Inc.]

September 10, 2015

To the Holders of Eligible Securities:

This letter is to provide you with a revised version of the Election Form, in connection with our exchange offer to you, as a holder of Convertible Promissory Notes (the “Eligible Notes”) and Warrants to Purchase Common Stock (the “Eligible Warrants”) issued between April 30, 2015 and May 15, 2015 (collectively, the “Eligible Securities”). The terms of the exchange offer are more fully described in the Offering Memorandum and related materials previously mailed to you on August 24, 2015.

The enclosed revised version of the Election Form incorporates certain comments received from the Securities and Exchange Commission upon review of the package of materials previously mailed to you. It removes paragraphs (12) and (13) in the representations and warranties, and replaces paragraph (14) with a new paragraph (16) to reconfirm your status as an “accredited investor” (as that term is defined in Regulation D under the Securities Act of 1933, as amended).

If you have already elected to participate in the exchange offer using the Election Form that was previously mailed to you, and if you do not wish to withdraw such election by submitting to us a Withdrawal Form (also included in the package of materials previously mailed to you), then we will deem your election as having been made with the revised representations and warranties incorporated into the enclosed revised version of the Election Form.

As a reminder, to participate in the exchange offer, we must receive your properly completed Election Form prior to the expiration of the exchange offer, which is currently expected to occur at 11:59 P.M. (Eastern time) on September 21, 2015, unless extended by us (the “Expiration Date”). You must also return your Eligible Note (or an Affidavit of Lost Note and Indemnification Agreement, a form of which is attached to the Election Form) to us for cancellation. At any time prior to the Expiration Date, you may withdraw your election to participate by properly submitting to us a Withdrawal Form (included in the package of materials previously mailed to you), in which case your Eligible Notes will be returned promptly to you.

The Offering Memorandum and related materials previously mailed to you on August 24, 2015, together with the enclosed revised version of the Election Form, provide information regarding the exchange offer and instructions as to how you can participate. You should read all of these materials carefully before you decide whether to tender any of your Eligible Securities for exchange.

Thank you for your time in reviewing this request.

Sincerely,

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer